Exhibit (a)(28)

May 3, 2006
Dear Stockholder:
      On May 1, 2006, Lafarge S.A. filed a Second Supplement to the Offer to Purchase containing its amended offer to acquire all of the outstanding shares of Lafarge North America’s common stock not already owned by Lafarge S.A. and its subsidiaries with an increased offer price of $85.50 per share (the “Amended Offer”). As part of the Amended Offer, Lafarge S.A. is also offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc., a subsidiary of Lafarge North America.
      The Lafarge North America board of directors established a Special Committee, comprised of directors who are unaffiliated with Lafarge S.A., to review, evaluate, make recommendations to Lafarge North America’s stockholders (other than Lafarge S.A. and its affiliates) and to respond to, or take other actions as appropriate with respect to, the tender offer.
The Special Committee has determined that the Amended Offer is fair to the stockholders of Lafarge North America, other than Lafarge S.A. and its affiliates. The Special Committee recommends, on behalf of the Company, that the stockholders of Lafarge North America ACCEPT the Amended Offer and TENDER their shares of common stock pursuant to the Amended Offer.
      Enclosed is an amended and restated solicitation/recommendation statement on Schedule 14D-9/A prepared by Lafarge North America and authorized by the Special Committee, which was filed today with the Securities and Exchange Commission.
      The Special Committee has made its determination and recommendation based upon certain material factors that have been described in the enclosed statement, including the fact that the Special Committee has received fairness opinions from its financial advisers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Blackstone Group L.P., which are included as Annex C and Annex D, respectively. The Special Committee is making this recommendation after Lafarge S.A. agreed to increase the offer price to $85.50 per share from the initial offer price of $75.00 per share, which had previously been increased to $82.00. Stockholders should note that under the terms of the Amended Offer, the offer price will be reduced by the amount of Lafarge North America’s $0.24 dividend payable on June 1, 2006, if Lafarge S.A. accepts shares for payment under the Amended Offer after the close of business on May 16, 2006, the record date for the dividend.
      The Special Committee encourages you to review the enclosed solicitation/recommendation statement in its entirety, because it contains important information, and to consult with your own tax and other advisors to determine the particular consequences to you of the Amended Offer.
      Thank you for your careful consideration of this matter.

Sincerely,

Marshall A. Cohen
Chairman of the Special Committee of
The Board of Directors